UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2005

(Commission File No. 1-14728)

Lan Airlines S.A.
(Translation of registrant's name in English)

Avenida Americo Vespucio Sur 901
Renca,
Santiago, Chile
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ____ No     X

[Lan Airlines Letterhead]

MATERIAL FACT

Santiago, August 3, 2005

Mr. Alejandro Ferreiro Y.

Superintendent of Securities and Insurance

Present

Re: Material Fact

To whom it may concern:

In compliance with current regulations, and specifically Circular N°660 of the Superintendence of Securities and Insurance, I inform you of the material fact that at an ordinary Board of Director's meeting held August 2nd of the current year, the Board of Lan Airlines S.A. authorized the distribution of an interim dividend of US$0.11430 per share out of profits for the 2005 fiscal year, which will be paid beginning on September 2, 2005 to all registered shareholders on the fifth business day before the aforementioned date.

Sincerely,

/s/ Alejandro de la Fuente Goic

Alejandro de la Fuente Goic

Vice President of Finance

Lan Airlines S.A.

cc.	Bolsa de Comercio de Santiago Bolsa de Comercio de Valparaíso Bolsa Electrónica de Chile

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2005

Lan Airlines S.A.
/s/ Alejandro de la Fuente Goic By: Alejandro de la Fuente Goic Chief Financial Officer